cm

09058013

SECURITIE[S]

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBH Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1415 W. 22nd Street, Suite 1250
(No. and Street)

Oak Brook (City) IL (State) 60523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Shannon & Co.
(Name – *if individual, state last, first, middle name*)

6412 Joliet Rd., Suite 1 (Address) Countryside (City) IL (State) 60525 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Nugent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBH Advisors, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Partner
Title

[signature]
Notary Public

OFFICIAL SEAL
ELIZABETH BARALT
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/26/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HBH ADVISORS, L.L.C.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
6412 JOLIET ROAD, SUITE 1 ■ COUNTRYSIDE, ILLINOIS 60525

February 10, 2009

HBH Advisors, L.L.C.
c/o Rock Island Capital
1415 West 22nd Street, Suite 1250
Oak Brook, Illinois 60523

Independent Auditor's Report

Gentlemen:

We have audited the accompanying statements of financial condition of HBH Advisors, L.L.C. as of December 31, 2008 and 2007 and the related statements of income (loss), changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBH Advisors, L.L.C. as of December 31, 2008 and 2007 and the results of its operations, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Peter Shannon & Co.
Certified Public Accountants

Index

Exhibit I

HBH Advisors, L.L.C.
Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007
Assets		
Current Assets		
Cash and Cash Equivalents (Note 2)	$ 30,841	$ 35,000
Prepaid Expenses and Deposits	1,302	327
	$ 32,143	$ 35,327
Other Assets		
Goodwill (Net of Impairment of $2,100 in 2008 and $420 in 2007)	$ 23,100	$ 24,780
Total Assets	$ 55,243	$ 60,107
Member's Equity		
Member's Equity	$ 55,243	$ 60,107
Total Member's Equity	$ 55,243	$ 60,107

The accompanying notes are an integral part of these financial statements.

Exhibit II

HBH Advisors, L.L.C.
Statements of Income (Loss)
Years Ended December 31, 2008 and 2007

	2008	2007
Income		
NASD/NYSE Consolidation Benefits	$	$ 35,000
Interest Income		5,964
	$	$ 40,964
Operating Expenses		
Broker Dealer Licenses and Fees	$ 2,775	$ 75
Professional Fees	2,589	340
Impairment of Goodwill (Note 7)	1,680	420
Miscellaneous Expenses	605	359
	$ 7,649	$ 1,194
Net Income (Loss) for the Year	$ (7,649)	$ 39,770

The accompanying notes are an integral part of these financial statements.

Exhibit III

HBH Advisors, L.L.C.
Statements of Changes in Member's Equity
Years Ended December 31, 2008 and 2007

	2008	2007
Member's Equity - Beginning of Year	$ 60,107	$ 184,412
Capital Contributions	2,785	25,527
Capital Distributions		(189,602)
Net Income (Loss) for the Year	(7,649)	39,770
Member's Equity - End of Year	$ 55,243	$ 60,107

The accompanying notes are an integral part of these financial statements.

Exhibit IV

HBH Advisors, L.L.C.
Statements of Cash Flows
Years Ended December 31, 2008 and 2007

		2008		2007
Operating Activities				
Net Income (Loss)	$	(7,649)	$	39,770
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities				
Impairment of Goodwill		1,680		420
Changes in Operating Assets and Liabilities				
(Increase) Decrease in Prepaid Expenses, Deposits, and Other Receivables		(975)		315
Net Cash Provided (Used) by Operating Activities	$	(6,944)	$	40,505
Financing Activities				
Member's Contributions	$	2,785	$	327
Member's Distributions				(189,602)
Net Cash Provided (Used) by Financing Activities	$	2,785	$	(189,275)
(Decrease) in Cash and Cash Equivalents	$	(4,159)	$	(148,770)
Cash and Cash Equivalents - Beginning of Year		35,000		183,770
Cash and Cash Equivalents - End of Year	$	30,841	$	35,000

Supplemental Information

Rock Island Capital, LLC, the Company's sole owner, in 2007, paid $25,200 in excess of the Company's Book Value, to obtain the Company. This amount has been recorded as a contribution to equity, but is excluded from the Statements of Cash Flows as the money went to the Company's prior owner.

The accompanying notes are an integral part of these financial statements.

HBH Advisors, L.L.C.
Notes to Financial Statements
December 31, 2008 and 2007

Note 1 Company's Activities

The primary business activities are merger and acquisition advisory and capital sourcing services. The Company's office is located in Oak Brook, Illinois. The Company was formed in May 2002 and received its license to operate as a registered broker dealer in November 2002.

Note 2 Summary of Significant Accounting Policies

Revenue and Cost Recognition

The Company recognizes revenue and expenses on the accrual basis of accounting. As such, revenue is recognized when services are performed and transactions are completed; expenses are recognized as incurred. Revenue for services that are paid in advance is amortized over the term of the engagement.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company is a single member limited liability company. All income is passed through to the Company's sole owner, a limited liability Company, and no income taxes are paid by the Company.

The Company adopted the provisions of FASB Interpretation NO. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. There was no impact to the Company's financial statements as a result of the implementation of FIN 48.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform with current year presentation.

Note 3 **Fair Values**

The carrying amounts for cash and cash equivalents approximates fair value due to the short period of time to maturity.

Note 4 **Concentrations of Risk**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company may hold, from time to time, significant amounts of money in various banks in excess of the amount covered under FDIC insurance. Concentrations of credit with respect to trade receivables may exist from time to time due to the small number of customers comprising the Company's customer base.

The Company does not have a concentration of available sources of supply, material, labor, services or other rights that, if suddenly eliminated, could severely impact its operations.

Note 5 **Computation of Net Capital**

The Company is required to maintain a minimum net capital, in accordance with SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company.

At December 31, 2008, the Company had net capital of $30,841, which was $25,841 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $ - 0 - as of December 31, 2008.

At December 31, 2007, the Company had net capital of $35,000, which was $30,000 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $ - 0 - as of December 31, 2007.

Note 6 **Reconciliation Pursuant to Rule 17a-5(D)(4)**

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2008 unaudited Focus report and this report, which affect net capital.

Note 7 **Goodwill**

In 2007, the Company was sold from the Fred Jones Companies, Inc to Rock Island Capital, LLC. There was a difference between the price paid and the book value of the tangible assets acquired. The difference of $25,200 has been recorded as goodwill. The Company is deducting an expense for estimated impairment of the goodwill at the rate of $140 per month beginning October 2007. The estimate is evaluated annually by management.

Note 8 **NASD/NYSE Consolidation Benefit**

During 2007, the NASD merged with the NYSE. The Company received $35,000 for its share of the consolidation benefits.

Note 9 **Member's Equity (Deficit)**

The Company is a Limited Liability Company. Member's Equity (Deficit) represents members' contributions, distributions and operating income or loss. Current operating income or loss is assigned to each member based on the Company's operating or other appropriate agreement.

Schedule A

HBH Advisors, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008 and 2007

	2008	2007
Member's Equity	$ 55,243	$ 60,107
Less:		
Other Receivables and Unallowed Deposits	1,302	327
Goodwill and Other Intangible Assets	23,100	24,780
Net Capital	$ 30,841	$ 35,000

The accompanying notes are an integral part of these financial statements.

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
6412 JOLIET ROAD, SUITE 1 ▪ COUNTRYSIDE, ILLINOIS 60525
TEL (708)482-3000 ▪ FAX (708)482-4010 ▪ E-MAIL CPA@PETERSHANNONCO.COM
Members of American Institute of Certified Public Accountants and Illinois Society of Certified Public Accountants

February 10, 2009

HBH Advisors, L.L.C.
c/o Rock Island Capital
1415 West 22nd Street, Suite 1250
Oak Brook, Illinois 60523

Communication with Those Charged with Governance under SAS No. 114

Gentlemen:

We have audited the financial statements of HBH Advisors, LLC for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 10, 2009. Professional standards require that we provide you with the following information related to our audits.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated October 1, 2008, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audits of the financial statements do not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audits

We performed the audits according to the planned scope and timing previously communicated to you in our email about planning matters on December 15, 2008.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by HBH Advisors, LLC are described in the accompanying Notes to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2008. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

Management's estimate of the impairment of goodwill is based on an 180 month estimated life. We evaluated the key factors and assumptions used to develop the impairment of goodwill in determining that it is reasonable in relation to the financial statements taken as a whole.

The disclosures in the financial statements are neutral, consistent, and clear. Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. There are no disclosures to report in the financial statements.

Difficulties Encountered in Performing the Audits

We encountered no significant difficulties in dealing with management in performing and completing our audits.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audits, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audits procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audits.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 10, 2009.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditor. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of management of HBH Advisors, LLC and is not intended to be and should not be used by anyone other than this specified party.

Peter Shannon & Co.

Certified Public Accountants

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
6412 JOLIET ROAD, SUITE 1 ▪ COUNTRYSIDE, ILLINOIS 60525
TEL (708)482-3000 ▪ FAX (708)482-4010 ▪ E-MAIL CPA@PETERSHANNONCO.COM
Members of American Institute of Certified Public Accountants and Illinois Society of Certified Public Accountants

February 10, 2009

HBH Advisors, L.L.C.
c/o Rock Island Capital
1415 West 22nd Street, Suite 1250
Oak Brook, Illinois 60523

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Gentlemen:

In planning and performing our audits of the financial statements of HBH Advisors, L.L.C. (the Company), as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peter Shannon & Co.

Certified Public Accountants

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
6412 JOLIET ROAD, SUITE 1 ▪ COUNTRYSIDE, ILLINOIS 60525
TEL (708)482-3000 ▪ FAX (708)482-4010 ▪ E-MAIL CPA@PETERSHANNONCO.COM
Members of American Institute of Certified Public Accountants and Illinois Society of Certified Public Accountants

February 10, 2009

HBH Advisors, L.L.C.
c/o Rock Island Capital
1415 West 22nd Street, Suite 1250
Oak Brook, Illinois 60523

Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1)

Gentlemen:

In planning and performing our audits of the financial statements of HBH Advisors, L.L.C. (the Company) as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1) (Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Peter Shannon & Co.

Certified Public Accountants